Exhibit 99.44

ENERGY FUELS INC.
NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON
MONDAY, JUNE 25, 2012

TO THE HOLDERS OF COMMON SHARES:

Notice is hereby given that a special meeting (the “Meeting”) of the holders of common shares of Energy Fuels Inc. (the “Corporation”) will be held at the National Club, 303 Bay Street, Toronto, Ontario, Canada on Monday, June 25, 2012 at 2:00 pm (Toronto time) for the following purposes:

1.

to consider and, if thought advisable, pass an ordinary resolution authorizing the issuance of common shares of the Corporation pursuant to an arrangement (the “Denison Arrangement”) between the Corporation and Denison Mines Corp. (“Denison”), pursuant to which, among other things, the Corporation will acquire, directly or indirectly, all of the shares and inter-company indebtedness of Denison’s subsidiaries holding all of Denison’s mining assets and operations located in the United States, in exchange for 425,441,494 common shares of the Corporation, all as more particularly described in the management information circular dated May 28, 2012 of the Corporation (the “Circular”);

2.

to consider and, if thought advisable, pass an ordinary resolution authorizing the issuance of common shares of the Corporation to Dundee Securities Ltd. in partial satisfaction of compensation payable to Dundee Securities Ltd. in connection with the Denison Arrangement, as more particularly described in the Circular;

3.

to consider and, if thought advisable, pass a special resolution authorizing an amendment to the articles of the Corporation providing that the Corporation’s issued and outstanding common shares be consolidated on the basis of one (1) new common share in the capital of the Corporation for every ten (10) existing common shares, as more particularly described in the Circular; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Circular. To be valid, proxies must be received by CIBC Mellon Trust Company by mail at c/o Cover-All, P. O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502, no later than 5:00 p.m. (Toronto time) on June 21, 2012, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

Dated this 28th day of May, 2012.

BY ORDER OF THE BOARD

(signed) “Stephen P. Antony”
Stephen P. Antony, President
and Chief Executive Officer